June 21, 2007

H. Christopher Owings

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	hhgregg, Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed May 25, 2007 File No. 333-142181

Via Edgar and Fed Ex

Dear Mr. Owings,

Reference is hereby made to the comment letter, dated June 15, 2007, of the staff of the Division of Corporation Finance (the “Staff”) to Amendment No. 1 to the Registration Statement on Form S-1 (the “Registration Statement”) of hhgregg, Inc. (the “Company”). This letter provides the Company’s response to Comment No. 1. We are also supplementally providing to the Staff on a confidential basis copies of the valuation reports provided by the independent, third-party valuation firm discussed in the Company’s response below.

1.	We note your response to comments 19 and 39 in our letter dated May 16, 2007. It appears resolution on these comments is dependent, in part, from pricing information that has not yet been determined. We may have additional comment after determination of the offering price.

Issuance Dates

On September 8, 2006, the Company’s Board of Directors approved the fiscal year 2007 annual stock option grant to management and directors comprised of 406,000 options at an exercise price of $5.85 per share. On February 14, 2007, the Board of Directors approved the grant of 72,000 additional options to a newly promoted Vice President at an exercise price of $7.50 per share. All share information gives effect to a 2 for 1 stock split approved by the Company on June 14, 2007.

Determination of Fair Market Value

Prior to each of these option grants, the Compensation Committee of the Company’s Board of Directors engaged a third-party independent valuation firm to assist the Company’s Board of Directors in valuing the common stock of the Company. The Company believes periodic independent valuations provide relevant and reliable information as to the fair value of common

H. Christopher Owings

June 21, 2007

stock as of the applicable grant date because the conditions and expectations that exist at the valuation date are not biased by hindsight. The Board of Directors reviewed the independent valuation reports, discussed management’s viewpoint, and weighed general economic, housing, and video and appliance industry trends and uncertainties, including the market concern over significant flat panel television margin compression, leading into the critical Christmas holiday selling seasons. Based on these factors, the Board of Directors concurred with the valuation presented.

The Company is supplementally providing to the Staff on a confidential basis copies of the valuation reports of the independent, third-party valuation firm. Please note that the valuation reports do not take into account the effect of the recent 2 for 1 stock split. The independent, third-party valuation firm valued the September 8, 2006 grant as of August 1, 2006 via a “bring-down” letter from its report as of March 31, 2006, which is also being provided, and valued the February 14, 2007 grant as of December 31, 2006.

The Company notes that its Board of Directors recommended and approved the stock option grants prior to the Company’s decision to engage underwriters to pursue an initial public offering of its common stock. Thus, at the date of the option grants, the Company had neither solicited nor received any pricing information from underwriters relating to the fair market value of the common stock underlying the options. In addition, upon determining to pursue an initial public offering, the Company’s Board of Directors decided to postpone granting the fiscal 2008 annual stock options until after the pricing of the initial public offering.

Anticipated Initial Public Offering Valuation

The Company has advised us that the anticipated bona fide initial public offering price range for its common stock is between $15.00 and $17.00 per share.

Intervening Events

The Company believes that the increase in the deemed fair market value of its common stock since the September 8, 2006 issuances is attributable in large part to the following events:

•

The Company has recorded two very strong fiscal quarters ended December 31, 2006 and March 31, 2007 with substantial improvements in net sales and income from operations since the September 2006 option grants. The Company’s net sales increased by 19.2% and 28.0% and its income from operations by 52.5% (excluding the non-recurring gain of $27.9 million from the fiscal quarter ended December 31, 2005) and 75.5% for the fiscal quarters ended December 31, 2006 and March 31, 2007, respectively from the same quarters in the prior year. Furthermore, the Company expects its net sales growth for the fiscal quarter ended June 30, 2007 to exceed 20% and its income from operations for the fiscal quarter to exceed the growth rate in sales. Since September 2006, the Company’s operating results have consistently outperformed that of the Company’s industry peers, particularly in comparable store sales

H. Christopher Owings

June 21, 2007

growth, gross profit margin growth and income from operations growth. While several of the Company’s competitors experienced overall margin compression in the flat panel television category during the last several quarters and have seen their sales of appliances decline, the Company has been able to both maintain its video margins and grow its appliances sales.

•

During the fiscal quarters ended December 31, 2006 and March 31, 2007, the Company generated substantial cash flow from operating activities. This cash flow allowed the Company to de-leverage its balance sheet by repurchasing $41.3 million in principal amount of its 9% senior secured notes. Additionally, as a result of this de-leveraging and strong operating results, the Company was able to amend its Credit Agreement on January 17, 2007 to reduce the interest rate on its revolving credit facility.

•

The growth in sales and profitability and resultant cash flow from operating activities during the December 31, 2006 and March 31, 2007 fiscal quarters has afforded the Company greater financial flexibility to pursue additional positive net present value projects. These include the acceleration of the Company’s new store opening program with the planned opening of 13 to 15 new stores in fiscal 2008 versus nine stores in fiscal 2006 and ten stores in fiscal 2007.

•

The general equity market, as reflected by the Dow Jones Industrial Index, has increased by approximately 22% from August 1, 2006, the valuation date for the September 8, 2006 option grants, through the date of this letter.

•

The anticipated price range for the offering also reflects (i) the elimination of the marketability and liquidity discount inherent as a private company because the Company’s stockholders could not previously freely trade their common stock in the public market and (ii) the elimination of the minority discount because the Company was controlled by a private equity sponsor before the offering.

Conclusion

Accordingly, the Company believes that the stock option grants were appropriately valued in accordance with Financial Accounting Standards Board Interpretation No. 123 (revised 2004) “Share-Based Payment”.

We would like to work with the Staff to resolve the issue raised by Comment No. 1 of the Staff’s comment letter dated June 15, 2007 by early to mid- next week so that we would be in a position to file Amendment No. 2 to the Registration Statement, which will include all share and price range information, by the end of the next week. Amendment No. 2 to the Registration Statement will include responses to the remaining comments provided in the comment letter dated June 15, 2007 from the Staff. We hope to launch the road show for the offering on July 9, 2007, which would require us to print the preliminary prospectus on July 6, 2007. Please contact us should you have any concerns with this time frame.

H. Christopher Owings

June 21, 2007

Thank you. Should you have any questions or comments with respect to this submission, please call me at (212) 705-7207.

Sincerely,

/s/ Ann F. Chamberlain

Ann F. Chamberlain

cc:	Scott M. Anderegg (Securities and Exchange Commission)
Robert Burnett (Securities and Exchange Commission)
Jerry W. Throgmartin (hhgregg, Inc.)
Danielle Carbone, Esq. (Shearman & Sterling LLP)